Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-138955
May 3, 2007

INTERACTIVE BROKERS GROUP, INC.
Free Writing Prospectus

This information supplements the Free Writing Prospectus dated April 30, 2007, which supplemented the Preliminary Prospectus dated April 4, 2007.

Issuer:	Interactive Brokers Group, Inc.

Common stock offered:	40,000,000 shares of Class A common stock (increased from 34,500,000)

Common stock outstanding after the offering:	40,200,743 shares of Class A common stock (increased from 34,703,401), representing 10.0% ownership immediately after this offering (increased from 8.7%)

100 shares of Class B common stock

Price to Public:	$30.01 per share

Voting:	Each share of our common stock will entitle its holder to one vote per share.

Immediately after this offering, our Class B common stock will have approximately 90.0% (decreased from 91.3%) of the voting power of our company, which percentage will decrease proportionately to the extent that IBG Holdings LLC owns a smaller percentage of IBG LLC.

While our Class B common stock will be owned by IBG Holdings LLC, Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings LLC, will be able to exercise control over all matters requiring the approval of our stockholders, including the election of our directors, and the approval of significant corporate transactions.

Use of Proceeds:	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $1,177.9 million, after deducting the placement agency fee and commissions payable by us. We intend to use the net proceeds to purchase membership interests in IBG LLC from IBG Holdings LLC.

The aggregate consideration for the purchase of membership interests in IBG LLC from IBG Holdings LLC also includes an amount equal to 85% of the tax savings realized by us by reason of the increase in the tax basis of the assets of IBG LLC arising out of this transaction. Based on the assumptions set forth in calculating the deferred tax asset of $252.1 million arising from the acquisition of the membership interests in IBG LLC with the net proceeds of this offering, as set forth in footnote (1) to the "Notes to the Unaudited Pro Forma Consolidated Statement of Financial Condition" on page 54 of this prospectus, Messrs. Peterffy, Nemser, Brody, Frank, Galik and our directors and officers as a group could potentially receive aggregate payments of $193.2 million, $2.7 million, $1.4 million, $4.3 million, $1.5 million and $203.1 million, respectively, over 15 years based on these tax savings. Using these same assumptions, and assuming all remaining membership interests in IBG LLC are acquired by us over time, Messrs. Peterffy, Nemser, Brody, Frank, Galik and our directors and officers as a group could potentially receive additional aggregate payments of $1,739.5 million, $24.4 million, $12.8 million, $39.5 million, $14.0 million, and $1,830.2 million, respectively, over a period of 15 years from the dates of acquisition of the membership interests based on these tax savings.

Selected Auction Data:	•	The auction clearing price was $33.00.
	•	The offering price was $30.01.
	•	A total of 13,504 bids were received in the auction.
	•	A total of 8,282 bids were successful.
	•	A total of 145,514,807 shares, in total, were bid for at prices equal to or in excess of the offering price.
	•	The pro rata fill rate for bids was 27.5%.

Use of Proceeds

Due to the increase in the number of shares of Class A common stock offered in the Preliminary Prospectus from 34,500,000 to 40,000,000, the “Use of Proceeds” section has been revised as reflected below.

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USE OF PROCEEDS

The net proceeds from the sale of the 40,000,000 shares of common stock offered by us will be approximately $1,177.9 million, after deducting the placement agency fee.

The primary purposes of this offering are to:

•                  diversify the ownership of IBG LLC’s business;

•                  raise IBG LLC’s profile for competitive reasons;

•                  create a public market for our common stock; and

•                  facilitate future access to public markets.

We intend to use the net proceeds of this offering to purchase membership interests in IBG LLC from IBG Holdings LLC representing approximately 10.0% of the outstanding membership interests in IBG LLC. The number of membership interests in IBG LLC to be purchased from IBG Holdings LLC and the purchase price for each membership interest corresponds to the number of shares of common stock to be sold in this offering and the offering price per share, less the placement agency fee per share. IBG Holdings LLC will, in turn, use such sale proceeds to redeem, on a pro rata basis, IBG Holdings LLC membership interests held by its members, who include 66 of our employees (including the directors and executive officers set forth in the second table below). The following table illustrates the expected application of the gross proceeds from this offering as described above. An additional $5.5 million in estimated offering expenses will be borne by IBG LLC.

(in millions)
Gross proceeds from offering	$1,200.4
Placement agency fee	$(22.5)
Net proceeds	$1,177.9
Acquisition of membership interests in IBG LLC from IBG Holdings LLC	$1,177.9

The following is a listing of our directors and executive officers expected to receive net proceeds from this offering, together with the percentage and dollar amount net proceeds to be received from this offering:

Name	Title	% of Net Proceeds to be Received	Amount (in millions)
Thomas Peterffy	Chairman of the Board of Directors, Chief Executive Officer and President	84.5806%	$996.2
Earl H. Nemser	Vice Chairman and Director	1.1897%	$14.0
Paul J. Brody	Chief Financial Officer, Treasurer, Secretary and Director	1.2509%	$14.7
Thomas A. Frank	Executive Vice President and Chief Information Officer	3.1499%	$37.1
Milan Galik	Senior Vice President, Software Development and Director	1.3688%	$16.1
Directors and executive officers as a group		91.5399%	$1,078.1

No additional IBG LLC or IBG Holdings LLC membership interests will be granted to employees or executive officers in connection with this offering.

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Capitalization

Due to the increase in the number of shares of Class A common stock offered in the Preliminary Prospectus from 34,500,000 to 40,000,000, the “Capitalization” section has been revised as reflected below.

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CAPITALIZATION

The following table sets forth:

•                  the capitalization of IBG LLC on an actual basis as of December 31, 2006; and

•                  the capitalization of IBG on a pro forma as adjusted basis, giving effect to (1) the Recapitalization as if it had occurred on December 31, 2006, (2) the sale of 40,000,000 shares of our common stock in this offering and (3) our receipt of the estimated $1,177.9 million in net proceeds from this offering, based on the public offering price set forth on the cover page of this prospectus, after deducting the placement agency fee, and the application of those net proceeds to acquire membership interests in IBG LLC, as described under “Use of Proceeds.”

You should read the unaudited financial information in this table together with the “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our historical consolidated financial statements and our unaudited pro forma consolidated financial statements, along with the notes thereto, included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	Pro Forma
	(in millions)
Long-term debt:
Senior secured revolving credit facility(1)	$150.0	$150.0
Senior notes	150.6	150.6
Total long-term debt	300.6	300.6
Minority interest	—	2,517.3
Redeemable members’ interest(2)	2,801.9	—
Stockholders’ equity(3)
Common stock—Class A, $0.01 par value: no shares authorized, issued or outstanding, actual; 1,000,000,000 shares authorized and 34,500,000 issued and outstanding pro forma as adjusted	—	0.4
Common stock—Class B, $0.01 par value: no shares authorized, issued or outstanding, actual; 100 shares issued and outstanding, pro forma as adjusted authorized	—	—
Paid-in capital	—	307.2
Accumulated other comprehensive income	—	9.8
Total stockholders’ equity	—	317.4
Total capitalization	$3,102.5	$3,135.3

(1)               On May 19, 2006, IBG LLC entered into a $300.0 million senior secured revolving credit facility, on which facility $150.0 million has been drawn and was outstanding as of December 31, 2006.

(2)               Redeemable members’ interests represent member interests in IBG LLC that are entitled to share in the consolidated profits and losses of IBG LLC. IBG LLC is a private entity owned by the members holding such member interests. As a private company, such amounts were classified historically as members’ capital. For presentation purposes, IBG LLC has applied guidance within EITF D-98 which requires securities or equity interests of a company whose redemption is outside the control of the company to be classified outside of permanent capital in the statement of financial condition. The member interests in IBG LLC can be redeemed by the members at book value at their option. Because this redemption right is deemed to be outside the control of the company, IBG LLC has reclassified all members’ capital outside of permanent capital to redeemable members’ interests in the consolidated statement of financial condition. Such reclassification was made to comply with EITF D-98 and the requirements of Regulation S-X of the Exchange Act. Redeemable members’ interests include accumulated other comprehensive income of $98.6 million.

(3)               Excludes (i) approximately 1,244,271 shares of our common stock that are to be issued over time resulting from investment of accumulated earnings on Return on Investment Dollar Units in connection with the Recapitalization, and (ii) approximately 763,200 shares of our common stock that are to be issued over time in connection with our equity incentive plan. See “The Recapitalization Transactions and Our Organizational Structure” and “Management—Return on Investment Dollar Units” and “—Employee Incentive Plan.”

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Dilution

Due to the increase in the number of shares of Class A common stock offered in the Preliminary Prospectus from 34,500,000 to 40,000,000, the “Dilution” section has been revised as reflected below.

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DILUTION

Purchasers of shares of common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the pro forma net tangible book value of the common stock and the initial public offering price. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the net tangible book value per share effectively attributable to existing equityholders. Our net tangible book value at December 31, 2006 was approximately $2.802 billion. Our pro forma net tangible book value at December 31, 2006, after giving effect to the Recapitalization, was $2.802 billion, or $7.00 per share of our common stock, assuming we purchased all IBG LLC membership interests held by IBG Holdings LLC and issued 400,000,000 shares of common stock to public stockholders, as of the date of this offering.

After giving effect to the sale of 40,000,000 shares of our common stock in this offering at the public offering price set forth on the front cover of this prospectus, and after deducting the placement agency fee and estimated offering expenses, our pro forma net tangible book value would have been $2.796 billion, or $6.99 per share, assuming we purchased all IBG LLC membership interests held by IBG Holdings LLC and issued 400,000,000 shares of common stock to public stockholders, as of the date of this offering. This represents an immediate decrease in pro forma net tangible book value of $0.01 per share to existing stockholders and an immediate dilution of $23.02 per share to investors purchasing our common stock in this offering. The following table illustrates this per share dilution:

		Per Share
Initial public offering price per share		$30.01
Pro forma net tangible book value per share at December 31, 2006	$7.00
Change in pro forma net tangible book value per share attributable to this offering	$(0.01)
Pro forma net tangible book value per share after this offering		$6.99
Dilution per share to new investors		$23.02

The following table summarizes on a pro forma basis as of December 31, 2006, after giving effect to this offering, the total number of shares of common stock purchased from us and the total consideration and the average price per share paid by existing equityholders and by investors participating in this offering, assuming we purchased all IBG LLC membership interests held by IBG Holdings LLC and issued a corresponding number of shares of our common stock to public stockholders, as of the date of this offering:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing holders	360,000,000	90.0%	$—	—%	$—
New investors	40,000,000	10.0%	$1,200,400,000	100.0%	30.01
Total	400,000,000	100.0%	$1,200,400,000	100.0%

The number of shares of our common stock outstanding after the offering as shown above is based on the number of shares outstanding as of December 31, 2006, and excludes (i) approximately 1,244,271 restricted shares of our common stock that are to be issued upon investment of accumulated earnings on ROI Units in connection with the Recapitalization, and (ii) up to 9,200,000 restricted shares of our common stock that are issuable in the future pursuant to post offering equity incentive grants. See “The Recapitalization Transactions and Our Organizational Structure” and “Management—Return on Investment Dollar Units” and “—Employee Incentive Plan.”

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Unaudited Pro Forma Consolidated Financial Data

Due to the increase in the number of shares of Class A common stock offered in the Preliminary Prospectus from 34,500,000 to 40,000,000, the “Unaudited Pro Forma Consolidated Financial Data” section has been revised as reflected below.

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UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data for the year ended December 31, 2006 are derived from IBG LLC’s historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma financial statements should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information appearing elsewhere in this prospectus.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2006, gives pro forma effect to (1) the Recapitalization and (2) the consummation of this offering and our application of the net proceeds from this offering to purchase membership interests in IBG LLC from IBG Holdings LLC as though such transactions had occurred on January 1, 2006, and the unaudited pro forma consolidated statement of financial condition as of December 31, 2006 gives pro forma effect to such transactions as though they had occurred on December 31, 2006.

As a result of the Recapitalization, we will become the sole managing member of IBG LLC and, as such, will continue to operate and control all of the business and affairs of IBG LLC and its subsidiaries and will be able to consolidate IBG LLC’s financial results into our financial statements. We will reflect IBG Holdings LLC’s ownership interest as a minority interest in our statement of financial condition and statement of income. Our historical results will be those of IBG LLC. As a result, our net income, after excluding IBG Holdings LLC’s minority interest, will represent approximately 10.0% of IBG LLC’s net income, and similarly, outstanding shares of our common stock will represent approximately 10.0% of the outstanding membership units of IBG LLC.

The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data. The unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Recapitalization and this offering been consummated on the dates indicated and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

Unaudited Pro Forma Consolidated Statement of Income

	Year Ended December 31, 2006
	Historical	Adjustments	Pro Forma(1)
	(in millions, except per share data)
Statement of Income Data:
Revenues:
Trading gains	$805.1	$—	$805.1
Commissions and execution fees	174.4	—	174.4
Interest income	672.1	—	672.1
Other income	85.2	—	85.2
Total revenues	1,736.8	—	1,736.8
Interest expense	484.4	—	484.4
Total net revenues	1,252.4	—	1,252.4
Non-interest expenses:
Execution and clearing	313.3	—	313.3
Employee compensation and benefits	110.1	—	110.1
Occupancy, depreciation and amortization	22.7	—	22.7
Communications	12.6	—	12.6
General and administrative (2)	32.1	0.2	32.3
Total non-interest expenses	490.8	0.2	491.0
Income before income tax	761.6	(0.2)	761.4
Income tax expense (3)(4)	27.4	24.8	52.2
Less—Minority interest (5)	—	(660.8)	(660.8)

Net income	$734.2	$(685.8)	$48.4
Earnings per share(6):
Basic			$1.21
Diluted			$1.21
Weighted average common shares outstanding:
Basic			40,000,100
Diluted			401,244,371

See accompanying notes to unaudited pro forma consolidated statement of income.

Notes to the Unaudited Pro Forma Consolidated Statement of Income

Represents adjustments to reflect the following:

(1)                      Pro forma earnings per share calculations includes (i) the restricted shares of common stock that are to be issued upon investment of accumulated earnings on Return on Investment Dollar Units in connection with the Recapitalization, but excludes (ii) our shares of our common stock that are issuable in the future pursuant to post offering equity incentive plan. See “The Recapitalization Transactions and Our Organizational Structure” and “Management—Return on Investment Dollar Units” and “—Employee Incentive Plan.”

(2)                      Gives effect to Delaware franchise taxes that will be payable, estimated at $0.165 million annually.

(3)                      The $24.8 million income tax expense adjustments for the year ended December 31, 2006 represent the sum of the current income tax expense adjustment for this period (referenced in this footnote 3) and the deferred income tax expense adjustment for this period (referenced in footnote 4 below). Additional current income tax expense on our 10.0% investment in IBG LLC would be $8.0 million for the year ended December 31, 2006. In addition to increased currently payable income taxes, we will incur increased deferred income tax expense (see footnote 4).

(4)                      Additional deferred income tax expense of $16.8 million is the result of the straight-line amortization of the deferred tax asset of $252.1 million arising from the acquisition of the 10.0% member interest in IBG LLC (see footnote 3 above), and will be amortized over 15 years.

(5)                      Gives effect to the 90.0% interest in IBG LLC that IBG Holdings LLC will have after the Recapitalization and this offering. The adjustments are equal to 90.0% of total net income for the year ended December 31, 2006.

(6)                      Basic pro forma earnings per share are calculated based on the estimated 40.0 million shares of Class A common stock and 100 shares of Class B common stock being outstanding. Diluted earnings per share are calculated based on an assumed purchase by us of all remaining IBG LLC membership interests held by IBG Holdings LLC and the issuance by us of a corresponding number of shares of Class A common stock, resulting in a total of 400 million shares deemed outstanding as of the beginning of each period, as described in the caption entitled “The Recapitalization Transactions and Our Organizational Structure.” There is no

impact on earnings per share for such purchase and issuance because 100% of net income before minority interest would be available to common stockholders as IBG Holdings LLC would no longer hold a minority interest, and the full difference between the book and tax basis of IBG LLC’s assets would also be available for reducing income tax expense. Therefore, the net income utilized to calculate diluted earnings per share would be $484.0 million.

In addition, diluted weighted average common shares outstanding includes 1.2 million restricted shares to be issued upon investment of accumulated earnings on Return on Investment Dollar Units in connection with the Recapitalization. Restricted shares to be issued in connection with the employee incentive plan have been excluded from diluted weighted average common shares outstanding because such shares are non-dilutive.

Unaudited Pro Forma Consolidated Statement of Financial Condition

As of December 31, 2006

	Historical	Adjustments(1)	Pro Forma
	(in millions)
Assets
Cash and cash equivalents	$669.3	$	$669.3
Cash and securities—segregated for regulatory purposes or deposited with clearing organizations	3,111.8	—	3,111.8
Securities borrowed	10,479.2	—	10,479.2
Securities purchased under agreements to resell	97.7	—	97.7
Trading assets, at market:
Securities owned	7,485.9	—	7,485.9
Securities owned and pledged as collateral	8,331.9	—	8,331.9
	15,817.8	—	15,817.8
Other receivables:
Customers	848.4	—	848.4
Brokers, dealers and clearing organizations	857.0	—	857.0
Interest	62.8	—	62.8
	1,768.2	—	1,768.2
Other assets(1)	136.5	252.1	388.6
Total assets	$32,080.5	$252.1	$32,332.6
Liabilities and Members’ Capital
Liabilities
Trading liabilities—securities sold but not yet purchased, at market	$14,785.6	$—	$14,785.6
Securities loaned	8,026.5	—	8,026.5
Short-term borrowings	1,296.9	—	1,296.9
Other payables:
Customers	3,914.0	—	3,914.0
Brokers, dealers and clearing organizations	743.4	—	743.4
Accounts payable, accrued expenses and other liabilities(2)	161.8	219.3	381.1
Interest	49.8	—	49.8
	4,869.0	219.3	5,088.3

Senior secured revolving credit facility	150.0	—	150.0
Senior notes payable	150.6	—	150.6
Minority interest(3)(4)	—	2,517.3	2,517.3
Redeemable members’ interests:
Accumulated other comprehensive income(5)	98.6	(98.6)	—
Redeemable members’ interests	2,703.3	(2,703.3)	—
Total redeemable members’ interests	2,801.9	(2,801.9)	—
	32,080.5	(65.3)	32,015.2
Stockholders’ equity
Accumulated other comprehensive income(4)	—	9.8	9.8
Common stock(6)	—	0.4	0.4
Additional paid-in capital(6)	—	307.2	307.2
Total stockholders’ equity	—	317.4	317.4
Total liabilities and stockholders’ equity	$32,080.5	$252.1	$32,332.6

See accompanying notes to unaudited pro forma consolidated statement of financial condition.

Notes to the Unaudited Pro Forma Consolidated Statement of Financial Condition

Represents adjustments to reflect the following:

(1)            Gives effect to a deferred tax asset of $252.1 million arising from the acquisition of the 10.0% member interest in IBG LLC (see footnote 2 below). The deferred tax asset is to be amortized over 15 years. $214.3 million (85%) of the tax savings realized by us will be paid to IBG Holdings LLC and is included in accounts payable, accrued expenses and other liabilities in our pro forma consolidated statement of financial condition, with the remaining $37.8 million recorded as a permanent increase to additional paid-in capital.

(2)            The $219.3 million adjustment to accounts payable, accrued expenses and other liabilities represents the $214.3 million of tax savings (referenced in footnote 1 above) minus existing minority interest of $0.5 million plus the $5.5 million of estimated offering expenses (referenced in footnote 6 below). Existing minority interest of $0.5 million at December 31, 2006 was reported in other liabilities in our historical financial statements and has been reclassified to minority interest in our pro forma consolidated statement of financial condition.

(3)            Minority interests are comprised of:

90.0% of redeemable members’ interests of $2,801.9	$2,521.8
Add: existing minority interests	0.5
Less: 90.0% of direct offering costs of $5.5 million to be reimbursed by IBG LLC (footnote 6)	(5.0)
$2,517.3

(4)            Represents 10.0% of the $98.6 million in accumulated other comprehensive income included in redeemable members’ interests in the historical financial statements.

(5)            Gives effect to the elimination of redeemable members’ interest of IBG LLC.

Redeemable members’ interests represent member interests in IBG LLC that are entitled to share in the consolidated profits and losses of IBG LLC. IBG LLC is a private entity owned by the members holding such member interests. As a private company, such amounts were classified historically as members’ capital. For presentation purposes, IBG LLC has applied guidance within EITF D-98 which requires securities or equity interests of a company whose redemption is outside the control of the company to be classified outside of permanent capital in the statement of financial condition. The member interests in IBG LLC can be redeemed by the members at book value at their option. Because this redemption right is deemed to be outside the control of the company, IBG LLC has reclassified all members’ capital outside of permanent capital to redeemable members’ interests in the consolidated statement of financial condition. Such reclassification was made to comply with EITF D-98 and the requirements of Regulation S-X of the Exchange Act.

(6)            The $307.2 million adjustment to additional paid-in capital is comprised of:

10.0% of redeemable members’ interests of $2,703.3 million, which is net of accumulated other comprehensive income of $98.6 million (footnote 4)	$270.3
Add: additional paid in capital arising from recording of deferred tax asset (footnote 1)	37.8
Less:
Par value of 40,000,000 shares of $0.01 per share Class A common stock	(0.4)
10.0% of direct offering costs of $5.5 million to be reimbursed by IBG LLC	(0.5)
$307.2

The adjustment gives effect to our issuance of 40,000,000 shares of Class A common stock, par value $0.01 per share, in connection with the Recapitalization and this offering. All net proceeds of this offering, approximately $1,177.9 million, based on the public offering price set forth on the cover page of this prospectus, will be paid to existing members of IBG LLC and accordingly such net proceeds have been accounted for as a deemed dividend applied against additional paid in capital in our unaudited pro forma consolidated statement of financial position. An additional $5.5 million in estimated offering expenses (separate from the placement agency fee reflected in the table below) will be borne by IBG LLC.

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Forward-Looking Statements

Some of the statements contained in this free writing prospectus may constitute forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  More detailed information about factors that may affect our performance may be found under “Risk Factors” in the preliminary prospectus.  Any forward-looking statements included in this free writing prospectus are based on information available to us on the date of this free writing prospectus. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will make the latest prospectus available at ipo.interactivebrokers.com.